Federal Home Loan Bank of Topeka
One Security Benefit Place, Suite 100
Topeka, KS  66606

August 24, 2011

Paul Cline, Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:         Federal Home Loan Bank of Topeka
Form 10-K for Fiscal Year Ended December 31, 2010 Filed March 24, 2011
Form 10-Q for Quarterly Period Ended June 30, 2011 Filed August 11, 2011
File No. 000-52004

Dear Mr. Cline:

This letter is to confirm your agreement to our verbal request on August 24, 2011 for a 10-business day extension to the submission date for our response to your letter dated August 22, 2011 setting forth comments with respect to the above-referenced submissions. Accordingly, our response letter will be provided no later than September 19, 2011.

Thank you for your consideration. This extension will permit us to complete a thorough analysis of the comments received so that we can fully and properly respond to the comments.

Sincerely,

/s/ Denise L. Cauthon
Denise L. Cauthon
Senior Vice President and Chief Accounting Officer